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                                                                    EXHIBIT 99.1

SELECTED FINANCIAL DATA - ADDITIONAL DISCLOSURE FOR SFAS NO. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS"

        The following selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto included in our Annual Report (Form 10-K) for the year ended December 31, 2001, which is incorporated by reference in this Registration Statement on Form S-8.

        Informatica has adopted FASB Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), effective January 1, 2002. SFAS 142 requires that goodwill be separately disclosed from other intangible assets, and no longer be amortized but tested for impairment on a periodic basis. We completed the transitional impairment test upon the adoption of SFAS 142. Based on current market conditions, no impairment loss was recorded for the three- and six-month periods ended June 30, 2002. Any subsequent impairment losses will be reflected in operating income in the consolidated statement of operations. Application of the nonamortization provisions of SFAS 142 is expected to result in a decrease in amortization of goodwill of $21.8 million in 2002.

        In addition, certain identifiable intangible assets with indefinite lives are also not amortized. Under SFAS 141, assembled workforce is not considered a separate intangible asset. As a result, we reclassified the carrying amount of $0.8 million of assembled workforce to goodwill as of January 1, 2002.

        As required by SFAS 142, the results for the years ended December 31, 2001, 2000 and 1999 have not been restated. The following table discloses the effect on net income (loss) and basic and diluted net income (loss) per share as if the Company accounted for its goodwill under SFAS 142 for all periods presented (in thousands, except per share data):

                                                                    Years ended December 31,
                                                             --------------------------------------
                                                               2001           2000          1999
                                                             --------        --------      -------
Reported net income (loss)                                   $(44,980)       $(13,516)     $(1,495)
Add:
Goodwill and assembled workforce amortization, net of tax      26,237          13,540
                                                             --------        --------      -------
Adjusted net income (loss)                                   $(18,743)       $     24      $(1,495)

Basic income (loss) per share:
Reported net income (loss) per share                         $  (0.58)       $  (0.19)     $ (0.03)
Add:
Goodwill and assembled workforce amortization, net of tax        0.34            0.19
                                                             --------        --------      -------
Adjusted basic net income (loss) per share                   $  (0.24)       $   0.00      $ (0.03)


Diluted income (loss) per share:
Reported net income (loss) per share                         $  (0.58)       $  (0.19)     $  0.03)
Add:
Goodwill and assembled workforce amortization, net of tax        0.34            0.19
                                                             --------        --------      -------
Adjusted diluted income (loss) per share                     $  (0.24)       $   0.00      $ (0.03)